SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of April, 2006

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: Six month blocklisting



                        BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The FSA

Date: 25 April 2006



Name of applicant:        Prudential plc

Name of scheme:           Prudential Executive Share Option Scheme

Period of return:         From: 1 October 2005     To: 31 March 2006

Balance under scheme from previous return: 10,106 ordinary shares of 5p each

The amount by which the block scheme has
been increased, if the scheme has been
increased since the date of the last return:     3,007

Number of securities issued/allotted under
scheme during period:                           13,113

Balance under scheme not yet issued/allotted
at end of period:                                    0

Number and class of securities originally
listed and the date of admission    839,096 RA Prudential plc - 2 October 2001,
                                    3,007 Prudential plc - 26 October 2005

Total number of securities in issue at the end
of the period                       2,422,372,683 ordinary shares of 5p each



Name of contact: Jennie Webb

Address of contact: Laurence Pountney Hill, London, EC4R 0HH

Telephone number of contact: 020 7548 2027



SIGNED BY ______________________________________________

Director/company secretary/suitably experienced employee/duly authorised officer, for and on behalf of Prudential plc

Name of applicant



If you knowingly or recklessly give false or misleading information you may be liable to prosecution.



                        BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The FSA

Date: 25 April 2006



Name of applicant:              Prudential plc

Name of scheme:                 M&G 1994 Executive Share Option Scheme

Period of return:               From: 1 October 2005     To: 31 March 2006

Balance under scheme from previous return:     7,567 ordinary shares of 5p each

The amount by which the block scheme has
been increased, if the scheme has been
increased since the date of the last return:   4,566

Number of securities issued/allotted under
scheme during period:                         12,133

Balance under scheme not yet issued/allotted
at end of period:                                  0

Number and class of securities originally listed and the date of admission 204,307 RA Prudential plc 00008 - October 1999,
                                 4,566 Prudential plc - 26 October 2005

Total number of securities in issue at the end
of the period                    2,422,372,683 ordinary shares of 5p each



Name of contact: Jennie Webb

Address of contact: Laurence Pountney Hill, London, EC4R 0HH

Telephone number of contact: 020 7548 2027



SIGNED BY ______________________________________________

Director/company secretary/suitably experienced employee/duly authorised officer, for and on behalf of Prudential plc

Name of applicant



If you knowingly or recklessly give false or misleading information you may be liable to prosecution.





                        BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The FSA

Date: 25 April 2006



Name of applicant:          Prudential plc

Name of scheme:             M&G Limited 1992 Savings-Related Share Option Scheme

Period of return:           From: 1 October 2005 To: 31 March 2006

Balance under scheme from previous return: 365,495 ordinary shares of 5p each

The amount by which the block scheme has
been increased, if the scheme has been
increased since the date of the last return:        0

Number of securities issued/allotted under
scheme during period:                               0

Balance under scheme not yet issued/allotted
at end of period                            365,495 ordinary shares of 5p each

Number and class of securities originally
listed and the date of admission 1,081,343 RA Prudential plc 00008 - October
                                                                        1999

Total number of securities in issue at the end
of the period                    2,422,372,683 ordinary shares of 5p each



Name of contact: Jennie Webb

Address of contact: Laurence Pountney Hill. London, EC4R 0HH

Telephone number of contact: 020 7548 2027



SIGNED BY ______________________________________________

Director/company secretary/suitably experienced employee/duly authorised officer, for and on behalf of Prudential plc

Name of applicant



If you knowingly or recklessly give false or misleading information you may be liable to prosecution.





                        BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The FSA

Date: 25 April 2006



Name of applicant:  Prudential plc

Name of scheme:     Prudential International Savings-Related Share Option Scheme

Period of return:   From: 1 October 2005      To: 31 March 2006

Balance under scheme from previous return:    93,392 ordinary shares of 5p each

The amount by which the block scheme has
been increased, if the scheme has been
increased since the date of the last return:  400,000

Number of securities issued/allotted under
scheme during period:                         145,870 ordinary shares of 5p each

Balance under scheme not yet issued/allotted
at end of period                              347,522 ordinary shares of 5p each

Number and class of securities originally
listed and the date of admission    100,000 RA Prudential plc - 2 October 2001,
                                    400,000 Prudential plc - 26 October 2005

Total number of securities in issue at the end
of the period                       2,422,372,683 ordinary shares of 5p each



Name of contact: Jennie Webb

Address of contact: Laurence Pountney Hill, London, EC4R 0HH

Telephone number of contact: 020 7548 2027



SIGNED BY ______________________________________________

Director/company secretary/suitably experienced employee/duly authorised officer, for and on behalf of Prudential plc

Name of applicant



If you knowingly or recklessly give false or misleading information you may be liable to prosecution.





                        BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The FSA

Date: 25 April 2006



Name of applicant:     Prudential plc

Name of scheme:        Prudential Europe Management Services Sharesave Plan

Period of return:      From: 1 October 2005     To: 31 March 2006

Balance under scheme from previous return: 1,153 ordinary shares of 5p each

The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return: 0

Number of securities issued/allotted under
scheme during period:                        0

Balance under scheme not yet issued/allotted
at end of period                     1,153 ordinary shares of 5p each

Number and class of securities originally
listed and the date of admission    10,000 RA Prudential plc - 18 December 2001

Total number of securities in issue at the end
of the period                     2,422,372,683 ordinary shares of 5p each



Name of contact: Jennie Webb

Address of contact: Laurence Pountney Hill, London, EC4R 0HH

Telephone number of contact: 020 7548 2027



SIGNED BY ______________________________________________

Director/company secretary/suitably experienced employee/duly authorised officer, for and on behalf of Prudential plc

Name of applicant



If you knowingly or recklessly give false or misleading information you may be liable to prosecution.



                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 25 April 2006
                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Susan Henderson

                                              Susan Henderson
                                              Deputy Group Secretary